August 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Perspectum Group plc Request to Withdraw Registration Statement on Form F-1 Registration No. 333-257393

Ladies and Gentlemen:

Perspectum Group plc (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (Registration No. 333-257393), initially filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering in the United States at this time. In addition, none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ David Gill
David Gill
Chief Financial Officer
Perspectum Group plc